MIGENIX Inc.

MATERIAL CHANGE REPORT

FORM 51-102F3

(a)

Name and Address of Company :

The full name and address of the principal office in Canada of the Company is:

MIGENIX Inc. (the “Company”)
102 – 2389 Health Sciences Mall
Vancouver, British Columbia  V6T 1Z3

(b)

Date of Material Change:

The material change described in this report occurred on May 27, 2008.

(c)

News Release:

On May 27, 2008, the Company issued a press release relating to the material change.  The press release was distributed by Canada Newswire.

(d)

Summary of Material Change:

On May 27, 2008, the Company announced it was taking aggressive steps to further reduce expenses to extend its cash runway through the OmigardTM Phase III results milestone expected in the second half of 2008 while continuing to focus on advancing the Company's MX-2401 program. Additionally the announcement included that the Company has efforts underway to raise additional cash which will be required to enable continued key development activities and extend the Company’s cash position into 2009. The cost reduction actions include some limited product portfolio program-related changes, substantial senior management salary reductions, decrease in board size, board compensation cuts, personnel reductions and other operational streamlining activities.

(e)

Full Description of Material Change:

On May 27, 2008, the Company announced it was taking aggressive steps to further reduce expenses to extend its cash runway through the OmigardTM Phase III results milestone expected in the second half of 2008 while continuing to focus on advancing the Company's MX-2401 program. Additionally the announcement included that the Company has efforts underway to raise additional cash which will be required to enable continued key development activities and extend the Company’s cash position into 2009.

The cost reduction actions include some limited portfolio product program-related changes, substantial senior management salary reductions, decrease in board size, board compensation cuts, personnel reductions and other operational streamlining activities. Specific cost-cutting actions include:

▪

Portfolio Product Program-related: The planned extension of the celgosivir viral kinetics study to include a 600 mg celgosivir combination arm (600 mg celgosivir combined with the standard of care drugs, pegylated interferon alfa-2b plus ribavirin) will be stopped. The study will be completed with the patients already enrolled in the 400 mg celgosivir combination treatment arm and the standard of care treatment arm. In addition to reducing expenses, the decision to stop the 600 mg combination arm of the study at this time was made based on the loss of patients that were being transitioned to a new study site after a prior study site ceased operations (see March 13, 2008 news release). The Company will seek strategic options for the celgosivir program including current licensing and collaboration opportunities.

▪

Senior Management Salary Reductions: salary reduction of the CEO, Dr. Jim DeMesa extended to a 40% reduction, and reductions between 20% and 35% for the Chief Business Officer, the Chief Science Officer and the Chief Financial Officer. As incentive for the salary reductions the members of senior management are to receive a compensation package that includes stock options. It is anticipated that certain other employees of the Company (both management and non-management) will take salary reductions as well or other means to reduce our compensation expense.

▪

Reductions in headcount: Headcount has been decreased 18%, from 34 to 28.

▪

Board Reductions: The Board of Directors is being reduced from 10 to 7 members. In addition, the 6 remaining non-executive directors are taking a 50% reduction in their cash compensation and these directors will receive stock options for this reduction. Retiring from the board are: Richard DeVries, Walter Moos and Keith Schilit.

▪

Non-personnel expenses: several non-personnel related expenses have been reduced, such as moving the Company's San Diego office to a small executive suite and across the board reductions of various other operational expenses. Cost reduction activities are ongoing.

These initiatives will reduce the Company’s cash burn rate by an estimated $1.5 million annually and we anticipate additional reductions as a result of the above initiatives. The Company expects to operate with an annual burn rate of approximately $8 million or less (reduced from previously expected range of $9 million to $10 million).

As a result of these initiatives, the potential milestones over the next 12 months for the Omigard™, celgosivr, CLS001 and MX-2401 programs have been re-stated.

Further information relating to the material change is set out in the press release of the Company dated May 27, 2008, a copy of which is attached as Schedule “A”.

(a)

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

(b)

Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

(c)

Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Arthur J. Ayres
Sr. VP Finance and Chief Financial Officer
Tel: 604-221-9666 (ext. 233)

(d)

Date of Report:

June 5th, 2008

MIGENIX Inc.

Per:   “Arthur J Ayres”

     Sr. VP Finance and

     Chief Financial Officer

SCHEDULE A – May 27, 2008 News Release

FOR IMMEDIATE RELEASE

MIGENIX TAKES OPERATIONAL ACTIONS TO EXTEND CASH

 PAST UPCOMING KEY MILESTONES

Vancouver, BC Canada and San Diego, CA USA – May 27, 2008 – MIGENIX Inc. (TSX: MGI, OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, is taking aggressive steps to further reduce expenses to extend its cash runway through the OmigardTM Phase III results milestone expected in the second half of 2008 while continuing to focus on advancing the Company's MX-2401 program. Efforts are also underway to raise additional cash which will be required to enable continued key development activities expected to maximize long-term shareholder value and extend the Company’s cash position into 2009.

The cost reduction actions include some limited program-related changes, substantial management and board compensation cuts, personnel reductions, and other operational streamlining activities (see "SPECIFIC COST-CUTTING ACTIONS" below).

Jim DeMesa, M.D., President and CEO of MIGENIX stated, "We must preserve our cash during this very difficult financial market for biotech companies. With the significant value-driving milestones we expect during the second half of this year and the first half of next year - along with the potential start of OmigardTM related revenues - we must take these actions to extend our cash runway as long as possible while continuing to advance our greatest product opportunities. These actions are expected to achieve both. All of us at MIGENIX are committed to creating value for our shareholders, advancing our pipeline of promising drug candidates and improving lives.”

As a result of these initiatives, the following are our potential milestones over the next 12 months:

Omigard™ (prevention of catheter-related infections):

▪

Positive Phase III results in H2/08

▪

NDA submission in H1/09, with the associated milestone payments

▪

Completion of rest of world partnership(s), with associated up-front payment(s), milestones and royalty terms

Celgosivir (hepatitis C virus):

▪

Phase II viral kinetics 12 week study results in Q3/08

CLS001 (rosacea and other dermatologic conditions):

•   Our partner, Cutanea Life Sciences, to initiate a Phase III clinical trial to treat rosacea (with associated milestone payment)

MX-2401 (serious bacterial infections):

•   Further advancement through preclinical development to move this project into the clinic in late 2009.

SPECIFIC COST-CUTTING ACTIONS:

▪

Program-related: The planned extension of the celgosivir viral kinetics study to include a 600 mg celgosivir combination arm (600 mg celgosivir combined with the standard of care drugs, pegylated interferon alfa-2b plus ribavirin) will be stopped. The study will be completed with the patients already enrolled in the 400 mg celgosivir combination treatment arm and the standard of care treatment arm.  In addition to reducing expenses, the decision to stop the 600 mg combination arm of the study at this time was made based on the loss of patients that were being transitioned to a new study site after a prior study site ceased operations (see March 13, 2008 news release). Results of the study are expected in Q3/08. The Company will seek strategic options for the celgosivir program including current licensing and collaboration opportunities.

▪

Senior Management Salary Reductions: salary reduction of the CEO, Dr. Jim DeMesa extended to a 40% reduction, and reductions between 20% and 35% for the Chief Business Officer, the Chief Science Officer and the Chief Financial Officer - for an average of 31% reduction in officer salaries. As incentive for the salary reductions the members of senior management are to receive a compensation package that includes stock options. It is anticipated that certain other employees of the Company (both management and non-management) will take salary reductions as well or other means to reduce our compensation expense.

▪

Reductions in headcount: Headcount has been decreased 18%, from 34 to 28.

▪

Board Reductions: The Board of Directors is being reduced from 10 to 7 members. In addition, the 6 remaining non-executive directors are taking a 50% reduction in their cash compensation and these directors will receive stock options for this reduction. Retiring from the board are: Richard DeVries, Walter Moos and Keith Schilit.

▪

Non-personnel expenses: several non-personnel related expenses have been reduced, such as moving the Company's San Diego office to a small executive suite and across the board reductions of various other operational expenses. Cost reduction activities are ongoing.

These initiatives will reduce the Company’s cash burn rate by an estimated $1.5 million annually and we anticipate additional reductions as a result of the above initiatives. The Company expects to operate with an annual burn rate of approximately $8 million or less (reduced from previously expected range of $9 million to $10 million).

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (end of Phase III), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of dermatological diseases (end of Phase II), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: our expectation that we will be able to bring in additional cash to enable continued key development activities to maximize long-term shareholder value and extend the Company’s cash position into 2009; our expectation that we will be able to complete the cost reduction actions; our expectation of achieving significant value-driving milestones during the second half of this year and the first half of next year, along with the potential start of OmigardTM related revenues; Cadence Pharmaceuticals having results of the OmigardTM Phase III trial in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the first half of 2009; completion of rest of world partnership(s) for OmigardTM in the next 12 months with associated up-front payments; Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development; our plans to have results from the celgosivir Phase II viral kinetics study in the third quarter of 2008; our plans to seek strategic options for the cegosivir program; our plans to advance MX-2401 into the clinic in late 2009; the cost cutting initiatives reducing the Company’s cash burn rate by an estimated $1.5 million annually with the Company operating within an annual burn rate of approximately $8 million or less; and the Company’s financial resources being sufficient to fund operations through the OmigardTM Phase III results.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to bring in additional cash; our ability to achieve cost reductions; our ability to achieve milestones related to the clinical programs; the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support submitting an NDA for OmigardTM; our ability to manage licensing opportunities; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III, the adequacy of Cutanea’s Phase II results for regulatory authorities to support advancing to Phase III; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; and our ability to implement initiatives and operate future expense levels being within our anticipated expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.